

Atento
Company Presentation

July 2023

Leading
Next Generation CX

ATENTO

Atento Introduction

July 2023

Executive Summary: Overview of the Current Situation

- As reported on 23-Jun-23, Atento S.A. (NYSE:ATTO, "Atento" or the "Company") has agreed a term sheet with certain major financial stakeholders for at least $30 million of new financing in the near term and a pathway to a restructuring support agreement
- Atento has now received the first tranche of interim financing and signed the Restructuring Support Agreement with an ad hoc group of Atento's senior secured notes that envisages up to $79 million of additional capital and a material deleveraging of the capital structure
- As part of these discussions the Company has provided the following material to creditors:
  - 5-year Business Plan reflecting the long-term strength and opportunities for the Company following the restructuring
  - The latest 2023 Budget
  - Latest 13-week cashflow forecast reflecting interim capital injection
  - 2023 cashflow analysis
- The envisaged holistic restructuring of Atento's balance sheet will leave Atento in a strong position to continue delivering for its +400 blue-chip customer base and accelerating its strategic transformation plan
- The restructuring is subject to successful implementation, satisfactory diligence and customary creditor consents

Restructuring Transaction Benefits

- Provides for around $37 million in immediate new capital with $17 million already invested last week to facilitate a more immediate investment in the business while the balance sheet restructuring is being implemented;
- Contemplates a total $100 million new money investment by investors as part of the balance sheet restructuring. The Ad Hoc Group of institutional investors has already pledged to provide a significant portion of those funds;
- Ensures the financial stability of the business going forward;
- Converts a majority of Atento's debt to equity with net leverage targeted to decrease to less than 1x EBITDA;
- Eliminates the financial concerns that have burdened management;
- Materially increases the company's cash flow that will allow ongoing reinvestment into positioning the business for continued success;
- Will free up substantial resources of management to focus on its customers and their continued dedication to providing operational excellence; and,
- Provides capital for investment in new emerging technologies that will allow Atento to remain a leading industry player

Capital Structure Overview Pro-forma for New Financing

Atento's Net Leverage is projected to drop to approximately 1.0x by FY23 and 0.5x by FY24, while EBITDA-to-Interest Coverage is projected to increase to 3.7x by FY23 and 6.9x by FY24

	USDm Outs.[1]	Adj.	USDm Pro-forma	FY23E xEBITDA	FY24E xEBITDA	Annual Interest	Maturity
SSRCF (IDB)	43.0	(43.0)	--			n.a.	n.a.
Derivative Swap Liabilities	120.1	(120.1)	--			n.a.	n.a.
Senior Secured Notes 2026	500.0	(500.0)	--			n.a.	n.a.
Local Facilities and Factoring	62.2	-	62.2			c.17.5%[4]	2023/2024
Existing 2025 Notes	40.6	-	40.6			10.00% + 10.00% (PIK)	2025
New Money 2025 Notes	-	30.0	30.0			10.00% + 10.00% (PIK)	2025
Total Gross Debt	765.8	(633.1)	132.7				
Cash at Dec-23	-	(68.6)	(68.6)[5]				
Total Net Debt	765.8	(701.7)	64.1	1.0x	0.5x		
Exit New Money (Preferred Equity)	-	79.0	79.0				
Net Capitalization	765.8	(622.7)	143.1				
FY23 Forecast EBITDA (pre-IFRS)[6]				65.7			
FY24 Forecast EBITDA (pre-IFRS)[6]					124.5		

	Annual Cash Interest[2] Current	Annual Cash Interest[2] Pro-forma
SSRCF (IDB)	3.9	--
Derivative Swap Liabilities	c. 50.0[3]	--
Senior Secured Notes 2026	40.0	--
Local Facilities and Factoring	10.9	10.9
Existing 2025 Notes	4.1	4.1
New Money 2025 Notes	--	3.0
Total Interest	108.8	17.9
FY23E EBITDA-to-Interest Coverage	0.6x	3.7x
FY24E EBITDA-to-Interest Coverage	1.1x	6.9x

1. Debt balances as of May 2023
2. Annual cash interest includes semi-annual variable Derivative Swap Liability payments
3. Estimated to be c. $50m annually based on historical payments
4. Blended interest rate on Local Facilities
5. Projected cash balance as of 31 December 2023
6. Per Atento's 5-Year Business Plan as of June 2023

ATENTO

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ATENTO
Atento
5 Year Business Plan
July 2023
Leading
Next Generation CX

5-Year Business Plan

In this report, Atento presents its 2023-2027 Business Plan

Business Plan

- Set out below are the main assumptions of the Operating cash flows (EBITDA, Capex and Working Capital):
  - The Company has no credit restriction to participate in new clients' RFPs and no new abrupt termination of the existing material contracts from 2024 onwards (resulting from the current financial distress of the group)
  - The Company recovers its market share to a level close to 2020 by the end of the next five years (2027)
  - The Company is able to fund severance by June/ July 2023
  - The Company can fund the 2023 cash need resulting from the short-term working capital normalization and severance / termination costs
  - The current factoring lines are maintained

P&L Forecast

The Business Plan assumes consolidated EBITDA wo IFRS-16 of USD 188 million in 2027

- In the Business Plan, Atento resumes margins' growth mainly due to costs optimizations, reaching EBITDA margins closer to competitors
  - Detailed below, the projected P&L:

USD million

Income Statement	2023E	2024E	2025E	2026E	2027E	CAGR 23-27
Net Revenue	1,287	1,384	1,470	1,566	1,669	6.7%
Growth (%)	-6.1%	7.6%	6.2%	6.5%	6.6%	
Variable Costs	(1,011)	(1,068)	(1,128)	(1,195)	(1,265)	5.8%
% of Net Revenues	-78.6%	-77.2%	-76.7%	-76.3%	-75.8%	
Contribution Margin	276	316	342	371	404	10.0%
% of Net Revenues	21.4%	22.8%	23.3%	23.7%	24.2%	
Other Revenue	8	11	12	13	14	14.4%
% of Net Revenues	0.6%	0.8%	0.8%	0.8%	0.8%	
Fixed Costs wo IFRS 16	(65)	(60)	(62)	(64)	(65)	-0.1%
Growth (%)	-17.7%	-8.7%	3.2%	3.1%	2.7%	
SG&A	(104)	(95)	(100)	(106)	(112)	1.8%
% of Net Revenues	-8.1%	-6.9%	-6.8%	-6.7%	-6.7%	
EBITDA	115	172	192	215	241	20.4%
% EBITDA	8.9%	12.5%	13.1%	13.7%	14.4%	
(-) IFRS 16	(49)	(48)	(49)	(51)	(52)	1.8%
Growth (%)	-6.1%	-1.8%	3.3%	3.1%	2.5%	
EBITDA wo IFRS	66	125	143	164	188	30.1%
% EBITDA	5.1%	9.0%	9.7%	10.5%	11.3%	

Assumptions

- **Corporate SG&A:** costs with Corporate team are added to the sum of SG&A per country
  - Projected at USD 25 million in 2024, adjusted by inflation
  - Historical corporate SG&A of around USD 32 million
- **Intercompany eliminations:** projected in line with historical information:
  - Revenues: 2.0% of total revenues
  - Variable Costs: 2.0% of total variable costs

Cash Flow Forecast

- Detailed below, the projected Cash Flow for the Business Plan:

USD million

Cash Flow Statement	2023E	2024E	2025E	2026E	2027E
EBITDA wo IFRS	66	125	143	164	188
(–) Tax paid	(12)	(12)	(16)	(21)	(26)
(+/-) Δ Working capital	(25)	(12)	(9)	(14)	(16)
Cash Flow from Operating Activities	**21**	**101**	**117**	**130**	**147**
(–) Capex	(46)	(48)	(51)	(55)	(58)
Cash Flow from Investing Activities	**(46)**	**(48)**	**(51)**	**(55)**	**(58)**
Operating Cash Flow	**(25)**	**52**	**66**	**75**	**88**

Assumptions

- **Capex:** estimated at around 3.5% of revenues.
  - Average of 2.8% of revenues from 2019 to 2022
  - However, Capex was reduced due to financial conditions and must be increased
- **Working Capital:**
  - Trade Receivables: 72 days (2024-2027)
  - Recoverable Taxes: 12 days (2024-2027)
  - Trade Payables: 13 days (2024)/ 14 days (2025 onwards)
  - Payroll Liabilities: 20 days (2024-2027)
  - Other Tax Payables: 23 days (2024-2027)
- **Cash Taxes:** range from 10% to 14% of EBITDA w/o IFRS16

Macro Assumptions

- Set out below are the macro assumptions used in the model

Macro Assumptions	2023	2024	2025	2026	2027
Inflation					
Inflation BRL[1]	6.0%	4.2%	4.0%	4.0%	3.0%
Inflation EURO[2]	6.3%	2.8%	2.2%	2.0%	2.0%
Inflation MEX[2]	5.9%	4.0%	3.6%	3.6%	3.6%
Inflation USA[2]	4.2%	2.6%	2.4%	2.0%	2.0%
Interest Rate					
BRL (CDI)[1]	12.5%	10.0%	9.0%	8.8%	8.8%
Libor 6m[3]	5.2%	3.7%	2.7%	2.7%	2.7%
Currencies					
USD/ BRL[1]	5.20	5.25	5.30	5.35	5.40
USD/ EUR[2]	0.89	0.87	0.86	0.88	0.89
USD/ MEX[2]	19.00	19.70	19.50	19.81	20.12

1. Source: Focus Research as of April 20th, 2023
2. Source: Bloomberg consensus as of April 25th, 2023
3. Source: Bloombers FWRD curves of February 15th, 2023

5-Year Business Plan

Key Financial Figures

Net Revenue (USD million)


1,287
1,384
1,470
1,566
1,669
2023E
2024E
2025E
2026E
2027E

EBITDA Margin (%) wo IFRS-16


5.1%
9.0%
9.7%
10.5%
11.3%
2023E
2024E
2025E
2026E
2027E

SG&A (% of Net Revenues) (1)


8.1%
6.9%
6.8%
6.7%
6.7%
2023
2024
2025
2026
2027

EBITDA wo IFRS (USD million)


66
125
143
164
188
23
24
25
26
27

Operating Cash Flow (USD million)


-25
52
66
75
88
23
24
25
26
27

ATENTO

(1) Planned severance payments assumed to occur in June/ July 2023

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Atento
Latest 2023 Budget

July 2023

Leading
Next Generation CX

2023 Updated Forecast – P&L

Figures in USD M Constant FX – Budget 2023

Company revised down FY23 Budget to reflect the financial difficulties prior to signing the RSA

Financial	LY	Budget	Forecast (with confirmed reductions)	Reduced Revenue (Revenue at risk)
Revenue	1,358.7	1,469.7	1,400.1	1,300.1
EBITDA	117.3	178.3	140.1	116.4
EBITDA %	8.6%	12.1%	10.0%	9.0%
Operating Cash Flow	2.6	90.0	30.5	2.8

Included in the OCF Forecast:
-$9.5 Tax
-$10 Overdue Suppliers

2023 Updated Forecast – Revenue

Figures in USD M Constant FX – Budget 2023


2023 Updated Revenue Forecast
1,469.7
-22.5
-20.1
-9.8
-22.0
1.5
3.2
1,400.0
-24.8
-75.2
1,300.0
-169.7
-69.7
Revenue Budget
Volume
Shutdown
Price Change
NIY (1)
Others
IPT
Revenue Forecast
Revenue at Risk (2)
Add reduction (3)
Revised Revenue

ATENTO

1. New in Year Revenues that are no longer expected to be achieved
2. Revenue for which customers have communicated potential reduction in volumes
3. Additional Reduction in revenues estimated based on revenue loss in 1H22

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Confidential

2023 Updated Forecast: Executive Summary

- Customers perspective: Revenue Confirmed Reduction of $69.7M from Budget
  - Global customers under cost reduction pressures
  - On New-In-Year ("NIY") this scenario is impacting with implementation delays, reducing our NIY projection by $22M

- Results perspective: EBITDA reduction of $38.2M from budget

- FCF perspective: U$ 79M reduction from Budget
  - Revised 2023 budget assumed that deferred payment to suppliers of $10m is settled, with $5M outstanding at end of the year
  - Does not consider any repayment of RCF but does assume repayment of Brazilian opco debt as per agreement made with Bank 1 (principal payments of $1M per month starting March/23) and Bank 2 (principal payments of 10% per month starting in April/23)

Volume forecasts were revised downwards by some customers

Client	2023 Budget	Revenue Reduction / Increases
Client 1	$ 90	$ -6
Client 2	$ 30	$ -8
Client 3	$ 20	$ -7
Client 4	$ 10	$ -4
Client 5	$ 5	$ -3
Client 6	$ 15	$ -3
Client 7	$ 10	$ -2
Client 8	$ 10	$ -1
Client 9	$ 5	$ -2
Client 10	$ 5	$ -2
Other Clients	$ 680	$ -10
NIY	$ 140	$ -22
TOTAL		**$ -70**

ATENTO

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Next Generation CX



ATENTO

Atento
2023 New Money Need Cash Flow Forecast

July 2023

Leading
Next Generation CX

Global Cash-Flow Forecast Through FY 2023

General Assumptions

Assumption	Description
Operations	▪ Reflects Management's operating cash-flow forecast; ▪ Assumes status quo of operations;
Operating Financial Debt	▪ Temporary principal amortization standstill with Brazilian local banks;
Taxes	▪ Brazil's federal taxes owed are submitted to an ordinary tax deferral program and rescheduled in 60 installments; ▪ Deferred non-federal taxes are paid in full in the first week of August;
Capital Funding	▪ Interim Financing of USD 30 million in 3 tranches; - Tranche 1: USD 17 million in June. - Tranche 2: USD 10 million in July. - Tranche 3: USD 3 million in August. ▪ Capital injection of USD 79 million upon closing in the first week of October to cover transaction costs and go forward working capital need; ▪ Upon closing, the Company would implement severance plan to improve operating margins.

ATENTO

Forecast as of June 13, 2023 –Prepared for the purposes of the cash-need assessment

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Global Cash-Flow Forecast Through FY 2023

Atento Consolidated Cash Flows

in USD million

	From	2-Jun	30-Jun	28-Jul	25-Aug	29-Sep	27-Oct	24-Nov
	To	30-Jun	28-Jul	25-Aug	29-Sep	27-Oct	24-Nov	31-Dec
Collections		143.3	116.2	90.6	167.7	111.8	122.4	181.6
Expenses Operating		(173.4)	(109.3)	(125.5)	(151.5)	(104.4)	(114.2)	(203.2)
Net Resources Operating		(30.1)	6.9	(34.9)	16.1	7.4	8.2	(21.6)
Corporate Cost / CIT		(1.9)	(0.1)	(1.0)	(1.3)	(3.6)	(0.6)	(2.9)
Operating Cash Flow		(32.1)	6.8	(35.9)	14.9	3.8	7.5	(24.5)
Net Financing Cash Flow		(10.7)	(6.1)	(6.5)	(7.5)	(6.1)	(6.4)	(6.6)
Free Cash Flow		(42.8)	0.7	(42.4)	7.4	(2.3)	1.1	(31.1)
WK Initiatives		6.5	4.7	12.8	1.7	(9.7)	5.3	5.0
Interim Funding (net of fees)		17.0	-	10.0	3.0	58.0	-	-
Ending Cash Balance		44.5	49.9	30.3	42.4	88.3	94.7	68.6

Forecast as of June 13, 2023 –Prepared for the purposes of the cash-need assessment;
H2-23 cashflows includes one-off payments and also includes 13th month payments in Brazil and 13th / 14th month salary payment in Spain

ATENTO

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ATENTO

Appendix

July 2023

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ATENTO

Revenue Breakdown by Main Clients

July 2023

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2022 Revenue Estimate Breakdown by Client

Client	Estimate Revenue 2022 (%)
Client 1	31%
Client 2	8%
Client 3	7%
Client 4	3%
Client 5	3%
Client 6	2%
Client 7	2%
Client 8	2%
Client 9	2%
Client 10	2%
Others	41%



FY2022 and Q1 2023 Estimated Results

July 2023

Leading
Next Generation CX

2022 Estimated Closing

Figures in USD M Constant FX – Budget 2023

2022 closing includes one-offs of $42m, like impairments, past year tax credit reversal and severance costs to improve 2023, mostly non-cash accounting effects. The published EBITDA will be $88M or 6.5%. Operational EBITDA for 2022, adding back those one-off costs, reached $130m or 9.6%

Atento Group	2022	
Financial	Operational	Actual
Revenue	1,361.7	1,361.7
EBITDA	130.5	88.1
EBITDA %	9.6%	6.5%

Notes:
Pending final conciliation of EMEA

2023 Q1 Closing

The additional volume in EMEA and the US during Q1 offset the reduction we are facing in Brazil, but the delay in adjusting the staff and agents, due to cash constrains, negatively impacted EBITDA. Revenue of Q1 2023 is in the same range of Q1 2022

Atento Group		Q1	
Financial	**Actual**	**Budget**	**LY**
Revenue	336.2	331.1	338.8
EBITDA	23.7	33.8	34.0
EBITDA %	7.0%	10.2%	10.0%
Operating Cash Flow	12.2	4.2	-32.0

Notes: Pending final conciliation of EMEA



ATENTO

Atento
Financial Obligations

July 2023

Leading
Next Generation CX

Proforma Debt Summary

Summary of Financial Obligations as of March 31, 2023

- Set out below is a summary of Atento's financial obligations prior to the material deleveraging envisaged through implementation of a restructuring:

Financial Obligations (as of March 31, 2023)			
Country	Type	Final Maturity	Outstanding
Financial Debt			
LUX	*Senior Secured Notes 2026*	2026	503.3
LUX	*New Notes 2025*	2025	40.2
LUX	*SSRCF (IDB)*	2026	43.3
Brazil	*Daycoval Credit Assignment*	2023	27.7
Brazil	*Working Capital*	2024	24.7
Subtotal			**639.2**
Factoring & Other interest-bearing liabilities			
Multiple	*Factoring*	n.a.	17.0
LUX	*Cross-currency Swap MTM*[1]	n.a.	127.2
Multiple	*Leasing obligations*	n.a.	115.9
Subtotal			**260.1**
Total Proforma Financial Obligations as of March 31, 2023			**899.4**

ATENTO

1. Since this date, the Company has crystallized the swap liability at a value of $120.1m

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Pro Forma Debt Summary as of Mar-23, excluding swap commitments

In USD million	Counterparty	Interest rate per year	Due date	Guarantee	Principal + Interests accrued to date
Senior Secured Notes 2026	Bondholders	8.00%	2026	Company's surety	503.3
New Notes 2025	Bondholders	10% Cash / 10% PIK	2025	Lien on receivables	40.2
Super Senior Credit Facility	IDB	Libor + 3,25%	2026	Company's surety	43.3
Credit assignment	BANCO DAYCOVAL S.A.	17.63%	2023	Receivables	18.8
Credit assignment	BANCO DAYCOVAL S.A.	17.60%	2023	Receivables	8.9
Working capital	BANCO ABC BRASIL S.A	16.52%	2024	n/a	9.0
Working capital	BANCO ABC BRASIL S.A	16.45%	2024	n/a	6.3
Working capital	BANCO BRADESCO S.A	16.66%	2023	Fiduciary assignment	5.8
Working capital	BANCO DO BRASIL S.A	17.13%	2023	n/a	3.5
Working capital	BANCO DE LAGEN LANDEN BRASIL S.A.	8.96%	2023	n/a	0.2
Proforma Outstanding Financial Debt as of Mar-23					**639.2**

ATENTO

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Factoring

- The tables below summarizes relevant information pertained to the factorings and cost of the factoring lines that Atento has drawn with banks, broken down by country:

Factoring		
Country	Balance (USDm)	Annual Cost (Local CCY)
Chile	0.2	12.3%
Colombia	2.1	18.0%
Peru	1.3	12.3%
USA	9.6	24.0%
Spain	1.6	7.1%
Spain	2.1	5.0%
Total	**17.0**	

Factoring

- The Company currently has drawn USD 17 million of the factoring lines as of Mar-23
- The Company is currently exploring additional capacity for factoring lines – mainly in the USA – that could improve cash flows



ATENTO

Receivables Overview

July 2023

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Overview of Receivables as of 31 May 2023

Receivables and 2025 Receivables Notes Compliance Certificate

- As of 31-May-2023, the Company had c. $220m of billed and unbilled receivables globally
- Company tests compliance to LTV covenant at the end of the month when it tends to have cash in pledged accounts (pre-payroll)
- We understand this cash in pledged accounts can be freely used in ordinary course prior to an EoD (subject to further legal confirmation)
- As of 31-May-2023, the LTV on the 2025 Receivables Notes was c. 28%, leaving a headroom of c. 7%

As of May 2023	
Total Receivables	220
LTV on 2025 Receivables Notes	28%

ATENTO



Transformation Plan

July 2023

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Next Generation CX

Since December 2022, Atento started a deep transformation plan to gain long term profitability and growth. Such transformation is based on three key drivers: Increase operational effectiveness, simplify our operations and realign our sales strategy towards those more profitable businesses

Workstreams	Key Initiatives
1. Revenue recovery	1.0 Refresh Brand and Communication 1.1 Reverse volume reductions due to clients' perception of Atento's financials 1.2 Strategic partnerships with global IT player/s for USNS English growth 1.3 Maximize Capex free growth in USNS "Spanish-shore" and Philippines 1.4 Other strategic deals
2. Operational efficiencies	2.1 Operations performance improvement - Project Breakthrough 2.2 Staff SG&A reduction - Phase 1 completed, Phase 2 in progress 2.3 Operating Model re-design / shared services 2.4 Spend rationalization / vendor renegotiations 2.5 BU / Site/ Geography optimization
3. Transform and simplify	3.1 Operating Model re-design 3.2 Financial restructuring - Replacing costly debt 3.3 Governance and Control 3.4 Capability Gap Analysis

Figures in USD M Constant FX – Budget 2023

Since December 2022, Atento started a deep transformation plan to gain long term profitability and growth. Such transformation is based on three key drivers: Increase operational effectiveness, simplify our operations and realign our sales strategy towards those more profitable businesses

Workstreams	Impact	Dependencies/Next Steps
1. Revenue recovery	Revenue recovery articulated around resolving overdue debt to stop volume loses, repositioning our client portfolio towards higher profit businesses, and lastly, reaching agreements with strategic partners that complement our capabilities will generate a positive impact of +5.6m EBITDA in 2023 and +7.7m$ additional in 2024	• Pay overdues to stop volume losses • Start Philippines 1st operation
2. Operational efficiencies	Increasing operational efficiency, reducing non-essential cost, renegotiating key contract and restructuring our SG&A, will generate EBITDA improvements of 78.7m$ in 2023 and ~39m$ additional in 2024	• Get cash to finish the SG&A restructuring process • Continue optimization of our operations (VOC) and support areas spend (FOC and SG&A)
3. Transform and simplify	Transformation and simplification of our operating model and capabilities expect to generate additional revenues and margins by making our organization and governance leaner, reinforcing our products and services portfolio and restructuring our debt	• Debt restructuring process • Redesign organization and shared service models

In addition to the impact of the Key Initiatives above, there are other identified upsides that can contribute to improve our 2023 forecast and 2024 runrate by 1.57m$ and 8.67m$, respectively

Figures in USD M Constant FX – Budget 2023



ATENTO

Atento
Overview of Rent by Region

July 2023

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Next Generation CX

Rental Obligation by Region

Region	Number of Sites	Total Seats	Workstation	Sqr Meters	Rental ($)	Occupation Cost ($)	Cost/Seat ($)	Cost/WS ($)
Brazil	28	40,235	47,606	203,549m²	1,919,655	1,858,528	93.90	79.36
EMEA	17	7,243	8,229	35,847m²	534,977	389,795	127.68	112.38
Mexico	15	11,983	14,299	71,063m²	525,511	454,014	81.74	68.50
USCAM	7	5,039	6,085	27,222m²	426,272	362,512	156.54	129.63
South	30	21,022	24,486	102,987m²	824,241	864,988	80.36	68.99



ATENTO

Atento
FX Rate Used

July 2023

Leading
Next Generation CX

New FX

2023 Proposal

Currency	Country	CONSTANT BUDGET FX 2022	CONSTANT BUDGET FX 2023 Proposal
ARS	Argentina	140.10	246.07
BRL	Brazil	5.5425	5.2500
CLP	Chile	810.00	910.00
COP	Colombia	3,759.00	4,850.00
CRC	Costa Rica	632.79	632.79
EUR	Euro	0.86	0.95
GTQ	Guatemala	7.73	7.73
NIO	Nicaragua	35.37	35.37
MAD	Morocco	9.06	9.50
MXN	Mexico	21.00	19.00
PEN	Peru	4.09	3.85
USD	USA	1.00	1.00
UYU	Uruguay	43.61	43.61